UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CORGI INTERNATIONAL LIMITED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989597109

(CUSIP Number)

Elizabeth D. Giorgis
Gruber & McBaine Capital Management, LLC
50 Osgood Place, Penthouse
San Francisco, CA 94133
(415) 782-2610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gruber & McBaine Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,778,630
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,778,630

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,778,630

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions)

IA

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jon D. Gruber

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 379,500
8. Shared Voting Power 2,778,630
9. Sole Dispositive Power 379,500
10. Shared Dispositive Power 2,778,630

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,158,130

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) 27.4%

13. Percent of Class Represented by Amount in Row (11) ______

14. Type of Reporting Person (See Instructions)

IN

HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

J. Patterson McBaine

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 334,350
8. Shared Voting Power 2,778,630
9. Sole Dispositive Power 334,350
10. Shared Dispositive Power 2,778,630

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,112,980

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 27.0%

14. Type of Reporting Person (See Instructions)

IN

HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eric B. Swergold

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,778,630
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,778,630

11. Aggregate Amount Beneficially Owned by Each Reporting Person ______

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lagunitas Partners

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,513,899
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,513,899

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,899

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 13.7%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gruber & McBaine International

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 645,700
9. Sole Dispositive Power 0
10. Shared Dispositive Power 645,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person 645,700

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.2%

14. Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Corgi International Limited (the "Issuer"). The principal executive office of the Issuer is located at Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.

Item 2. Identity and Background

The persons filing this statement (the "Filers") and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Gruber & McBaine Capital Management, LLC, a California limited liability company ("LLC")
Gruber & McBaine International, a Cayman Islands exempted company ("GMI")
Jon D. Gruber ("Gruber")
J. Patterson McBaine ("McBaine")
Eric B. Swergold ("Swergold")
Lagunitas Partners, a California limited partnership ("Lagunitas")

The Filers disclaim beneficial ownership of the stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers other than GMI is 50 Osgood Place, Penthouse, San Francisco, CA 94133.

The business address of GMI is c/o Cayman National Trust Co., Ltd., P.O. Box 10340, Cayman National Building, 200 Elgin Avenue, Grand Cayman, KY1-1003, Cayman Islands.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LLC is an investment adviser. Gruber and McBaine are the Managers of LLC and are members and portfolio managers of LLC. Swergold is a portfolio manager and member of LLC. LLC is the general partner of Lagunitas, an investment partnership, and the investment adviser to GMI, a Cayman Islands investment fund.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gruber, McBaine and Swergold are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LLC	Funds under management	$3,596,822.73*
Lagunitas	Funds under management	$3,631,358.08
GMI	Funds under management	$1,633,646.08
Gruber	Personal funds	$929,203.11**
McBaine	Personal funds	$885,522.80***

* Does not include funds used to purchase Stock held by Lagunitas and GMI.

** Does not include funds used to purchase Stock with respect to which Gruber shares beneficial ownership.

*** Does not include funds used to purchase Stock with respect to which McBaine shares beneficial ownership.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock since August 4, 2006.

The Filers understand that the Other Shareholders (as defined below in Item 6) beneficially own an aggregate of 473,481 shares of Stock, or approximately 4.5% of the outstanding shares. A group including the GMCM Parties and the Other Shareholders would beneficially own an aggregate of 3,964,711 shares of Stock, or approximately 32.6% of the outstanding shares. The Filers understand that the Other Shareholders beneficially own the following shares of Stock:

George B. Volanakis 150,000

Daniel Widdicombe 0

Leo Paul Koulos 104,481

Carrick John Clough 0

David Davenport 194,000

Charles McGettigan 25,000

By information reported in public filings, to the knowledge of the Filers, no transactions in the Stock have been effected by the Other Shareholders since August 4, 2006.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LLC is an investment adviser with discretionary authority over client accounts. Lagunitas is an investment limited partnership for which LLC serves as the general partner pursuant to an agreement that provides LLC with the authority, among other things, to invests the funds of Lagunitas in the Stock, to vote the Stock, and to dispose of the Stock. Other clients of LLC, including GMI, are investment accounts subject to investment advisory agreements that provide LLC the authority to invest the assets of the accounts in the Stock, to vote the Stock and to dispose of the Stock. Pursuant to such agreements, LLC is entitled to fees and allocations based on assets under management and realized and unrealized gains.

On October 4, 2006, Lagunitas, GMI, Gruber and McBaine (collectively, the "GMCM Parties") entered into a Voting Agreement with the Issuer, Master Replicas Inc., and LightSaber Acquisition Corp. George B. Volanakis, Daniel Widdicombe, Leo Paul Koulos, Carrick John Clough, David Davenport and Charles McGettigan (collectively, the "Other Shareholders") were also parties to the Voting Agreement. Under the Voting Agreement, the GMCM Parties and the Other Shareholders agreed, among other things, to vote or cause to be voted their shares of the Issuer in favor of a proposed merger between the Issuer and Master Replicas Inc. By virtue of such voting provisions in the Voting Agreement, it may be alleged that a group within the meaning of Rule 13d-5(b)(1) under the 1934 Act has been formed that includes the GMCM Parties and the Other Shareholders.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B Voting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2006
GRUBER & McBAINE CAPITAL MANAGEMENT, LLC By: Jon D. Gruber, Manager GRUBER & McBAINE INTERNATIONAL By: Gruber & McBaine Capital Management, LLC, Attorney-in-fact By: Jon D. Gruber, Manager	LAGUNITAS PARTNERS By: Gruber & McBaine Capital Management, LLC, General Partner By: Jon D. Gruber, Manager
Jon D. Gruber
Eric D. Swergold
J. Patterson McBaine

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of Corgi International Limited. For that purpose, the undersigned hereby constitute and appoint Gruber & McBaine Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 8, 2006
LAGUNITAS PARTNERS By: Gruber & McBaine Capital Management, LLC, General Partner By: Jon D. Gruber, Manager	GRUBER & McBAINE INTERNATIONAL By: Gruber & McBaine Capital Management, LLC, Attorney-in-Fact By: Jon D. Gruber, Manager
GRUBER & McBAINE CAPITAL MANAGEMENT, LLC By: Jon F. Gruber, Manager
Jon D. Gruber Eric D. Swergold J. Patterson McBaine

EXHIBIT B

VOTING AGREEMENT

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